EX-99.77D

At a meeting held on June 7, 2016, the Board of Directors of Calvert World Values Fund, Inc. (the Board) approved a resolution to terminate the sub-advisory agreement with New Amsterdam Partners LLC, and to have the advisor of the Calvert Capital Accumulation Fund (the Fund), Calvert Investment Management, Inc., assume day-to-day portfolio management responsibility. The Board also approved (i) a new benchmark for the Fund,
(ii) changes to the Funds principal investment strategies, and (iii) new contractual limitations on net annual fund operating expense for Class A, C and Y shares.

Accordingly, effective June 9, 2016, the Fund offers opportunities for long-term capital appreciation primarily by investing in the common stocks of U.S. mid-cap companies that meet the Funds investment criteria, including financial, sustainability and social responsibility investment factors. The Funds investment process seeks to add value by using the Advisors fundamental, quantitative, and macro-economic research and analyses while integrating the Advisors proprietary views on material environmental, social and governance (ESG) information as part of its risk and opportunity assessment. The portfolio construction process seeks to maximize the benefit of these insights while managing the Funds risk profile relative to its benchmark, the Russell Midcap Index, and minimizing transaction costs. The Fund may sell a security when it no longer appears attractive under this process.

The Fund normally invests at least 80% of its net assets, including borrowings for investment purposes, in common stocks of midcapitalization companies. The Fund will provide shareholders with at least 60 days notice before changing this 80% policy. The Fund defines mid-cap companies as those whose market capitalization falls within the range of the Russell Midcap Index at the time of investment. As of December 31, 2015, the market capitalization of the Russell Midcap Index ranged from $386 million to $30.5 billion with a weighted average level of $12.2 billion. Although primarily investing in mid-cap U.S. companies, the Fund may also invest in small-cap companies.

The Fund may also invest up to 25% of its net assets in foreign securities.

The Fund is non-diversified, which means it may hold securities of a smaller number of issuers and invest a greater percentage of its assets in a particular issuer than a diversified fund.